Exhibit 1

Release:	IMMEDIATE RELEASE
Contact:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320 investorrelations@global-webpage.com
Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES ANNOUNCES THE DELISTING OF ITS ORDINARY

SHARES FROM THE NYSE; APPROVES REVERSE STOCK SPLIT AND

NAME CHANGE IN CONNECTION WITH ITS APPLICATION FOR

LISTING ON THE NASDAQ CAPITAL MARKET

Hong Kong, December 4, 2008 — Global-Tech Appliances Inc. (NYSE: GAI) today announced that the New York Stock Exchange (“NYSE”) notified the Company that the NYSE intends to suspend trading of the Company’s ordinary shares. The NYSE’s decision was reached in view of the fact that the Company has fallen below the NYSE’s minimum continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million. To allow for the Company’s transition to an alternative market place, the NYSE will suspend trading of the Company’s ordinary shares after the market closes on Friday, December 19, 2008, or such earlier date upon which the Company commences trading on an alternative exchange or if there is material adverse development. Application to the Securities and Exchange Commission to delist the Company’s ordinary shares is pending the completion of applicable procedures.

In anticipation of its ordinary shares being delisted from the NYSE, the Company recently submitted a listing application to the Nasdaq Capital Market (“Nasdaq”). Provided that the Company is able to meet Nasdaq’s minimum bid price requirement of $4.00 for initial listing, the Company expects that its application will be approved and that its ordinary shares will begin trading on Nasdaq on Monday, December 22, 2008. There can be no assurance, however, that the Company’s ordinary shares will be approved for listing on NASDAQ.

To satisfy the minimum bid price requirement, the Company’s Board of Directors has authorized an amendment to the Company’s Memorandum of Association to effect a 4-for-1 reverse stock split of the issued and outstanding ordinary shares of the Company, effective as of the close of business on December 10, 2008 (the “Effective Date”). The Company also proportionally reduced the authorized number of the Company’s ordinary and preference shares by four to 12,500,000 and 250,000, respectively. On the Effective Date, each four ordinary shares issued and outstanding as of the Effective Date will be converted into one ordinary share. Fractional shares will not be issued. Instead, holders of pre-split shares who otherwise would have been entitled to receive a fractional share as a result of the reverse stock split will be rounded up and be entitled to receive the next whole share for such fractional interests upon surrender of certificates representing such shares to the Company’s transfer agent. Further details regarding the reverse stock split, including instructions regarding the exchange of certificates, will be provided in a letter to shareholders to be distributed by the Company’s transfer agent.

Additionally, in connection with its pending transition to Nasdaq, the Board of Directors has authorized a change in the Company’s name to “Global-Tech Advanced Innovations Inc.,” effective as of the close of business on Wednesday, December 10, 2008. The Company will continue to be traded under the symbol “GAI.”

John C.K. Sham, President and Chief Executive Officer, said: “Like some other companies, our market capitalization has reached a level well below the Company’s net book value (or even below its cash value) such that we no longer meet the continued listing requirements of the NYSE. Given the growth prospects of the Company, our Board of Directors and management has decided to pursue a listing on NASDAQ in order not to disrupt our diversification plans.”

Mr. Sham continued, “While we believe that the Company’s fundamentals are sound, our share price has not only dropped below our net book value per share ($6.59 pre-split as of June 30, 2008), but also at times dropped below our cash and cash equivalents per share, which was $2.38 per share pre-reverse split as of June 30, 2008. In addition, since the Company is nearly debt free, we do not believe that the current share price reflects its assets or prospects. Despite the Company being adversely affected by the global slowdown, it has not slowed down our plans to diversify our business for long-term growth.”

Mr. Sham concluded, “We are hopeful that our transition from the NYSE to Nasdaq will be completed as planned. In addition, we believe that changing the Company’s name at this time is appropriate as we continue to diversify away from small electrical appliances into new businesses. While the overall financial markets are beyond our control, we are committed to continuing the implementation of our business plan in an effort to enhance shareholder value in the long term.”

Global-Tech Appliances Inc. is a holding company, owning subsidiaries that manufacture and market floor care products and small household appliances. These products are marketed by customers under brand names such as DeLonghi®, Dirt Devil®, Electrolux®, Eureka®, Hamilton Beach® and Sunbeam®. Its subsidiaries also manufacture, market, sell, and distribute electronic components primarily to companies based in China and other products to the China market, which are marketed by customers under brand names such as BBK®, Konka® and TCL®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.